May 17, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 17, 2006 of BSQUARE Corporation and are in agreement with the statements contained in the first, second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP